UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 26, 2017

Cementos Pacasmayo S.A.A. Announces Annual Dividend

LIMA, Peru--(BUSINESS WIRE)--October 27, 2017--Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that the Company's Board of Directors in its session held on October 26, 2017 approved a cash dividend of S/ 0.35 per common and investment share, which represents a total of S/ 162,451,570.05 related to retained earnings as of December 31, 2014, in accordance with what was authorized at the Annual Shareholder’s Meeting held on March 24, 2016. This dividend represents 23.32% of the Company’s retained earnings as of December 31, 2014 (and 44.15% of the retained earnings remaining after dividends paid during 2015 and 2016).

Since the Company holds 36,040,497 investment shares as treasury shares, the dividend per share of S/0.35 that corresponds to these shares and which totals S/12,614,173.95 as a result of the mentioned distribution will remain in the Company's equity, so that the total dividend distributed without considering such treasury shares is S/149,837,396.10.

Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/ 1.75. For the payment of the ADSs, the Company will pay CAVALI the amount of the corresponding dividend to the ADS program in national currency. CAVALI will afterwards deposit said amount in favor of: JP MORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS on the same date established for the delivery of the dividend in the domestic market. JP MORGAN CHASE BANK N.A is the entity responsible for making the payment to each of the holders of ADSs under the conditions of currency, distribution factor, stipulations and other regulations that correspond.

The dividend will be paid as follows:

COMMON SHARES: CPACASC1

Outstanding common shares: 423,868,449
Dividend per common share: S/ 0.35
Each ADS represents five common shares

INVESTMENT SHARES: CPACASI1
Outstanding Investment shares: 40,278,894
Dividend per common share: S/ 0.285

Ex-dividend Date: November 14, 2017
Record Date: November 15, 2017
Payment Date: November 30, 2016

Also during the Board meeting, the Board of Directors unanimously approved to submit to the next Annual General Shareholders' Meeting to be carried out in March 2018, the proposal made by the Audit Committee to appoint the firm Paredes, Burga & Asociados Civil LLC (member firm of EY), as External Independent Auditors for the 2018 - 2022 period.

This proposal was formulated by the Audit Committee as a result of an extensive evaluation process in which the four largest and most internationally renowned audit firms were invited to participate. The following aspects, among others, were considered: the economic proposals presented, the global and local support structure, the level of compliance, experience, quality control policies and processes, as well as capacity, availability and technical knowledge to provide the service. These criteria were the considerations according to our Manual of Contracting Policies and Procedures of External Audit Services and Renovation of External Auditors and Contracting of Consultancy Services and Advice.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 59 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:
In Lima:
Cementos Pacasmayo Investor Relations
Manuel Ferreyros, CFO
Claudia Bustamante, Head of IR
Tel: 511‐317‐6000 ext. 2165
cbustamante@cpsaa.com.pe
or
In New York:
MBS Value Partners
Barbara Cano
Tel: (646)-452-2334
barbara.cano@mbsvalue.com